May 19, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sabra Health Care REIT, Inc.
Form 10-K for the year ended December 31, 2021
Filed on February 22, 2022
File No. 001-34950

Ladies and Gentlemen:

This letter sets forth the response of Sabra Health Care REIT, Inc. (“Sabra,” the “Company,” “we” or “our”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated May 16, 2022 regarding the above-referenced filing with the Commission. For the convenience of the Staff, we have restated below the Staff’s comment in italics prior to our response.

Form 10-K for the year ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Funds from Operations and Adjusted Funds from Operations, page 42

1.

We note you define FFO as Net income as defined by GAAP excluding certain adjustments including your share of depreciation and amortization and impairment charges by your unconsolidated JV. Given that you own a 49% interest in your unconsolidated JV, please further tell us how you determined the $26.1 million depreciation, amortization and impairment of real estate assets amount in your FFO calculation. In that regard, we note that total depreciation and amortization was $24 million and total impairment loss was $7.3 million based on the audited consolidated statement of operations and comprehensive loss for your JV as included in Exhibit 99.1 of your Form 10-K/A filed on March 30, 2022.

Response:

In addition to the items noted above, depreciation, amortization and impairment of real estate assets related to unconsolidated joint venture also includes basis difference amortization and impairment. The difference between Sabra’s stepped-up investment basis in the joint venture and its share of the historical book value of the joint venture (or basis difference) is amortized over the estimated useful life of the assets in the joint venture and if any of the assets in the joint venture are considered impaired, we record an impairment on a portion of the basis difference related to that asset. Since the basis difference relates solely to Sabra’s investment, amortization and impairments of the basis difference are not a component of the financial performance of the joint venture and are therefore excluded from the joint venture’s audited consolidated statement of operations and comprehensive loss for the JV included in Exhibit 99.1 of our Form 10-K/A filed on March 30, 2022.

U.S. Securities and Exchange Commission

May 19, 2022

During the year ended December 31, 2021, Sabra recorded $10.8 million of basis difference amortization and impairment, which is included in depreciation, amortization and impairment of real estate assets related to unconsolidated joint venture. Below is a recap of the components (in millions):

	100%	49%
Depreciation and amortization	$24.0	$11.8
Impairment	7.3	3.6
Basis difference	—	10.8

Depreciation, amortization and impairment of real estate assets related to unconsolidated joint venture		$26.1

* * *

We appreciate the Staff’s comment and request that the Staff contact the undersigned at (949) 679-0328 or by email at mcosta@sabrahealth.com with any questions or comments regarding this letter.

Very truly yours,

/s/ Michael Costa

Michael Costa
Chief Financial Officer, Secretary and Executive Vice President

cc:    Jessica Flores, SVP – Finance and Controller